SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                         For the Month of January, 2004
                         Commission File Number 0-30860

                                Axcan Pharma Inc.
                                -----------------
                           (Exact Name of Registrant)

         597, boul. Laurier, Mont-Saint-Hilaire (Quebec), Canada J3H 6C4
         ---------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F                 Form 40-F
                                                         X
                         ---------                 ---------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes                       No
                                                      X
                            ---                       ---

This Form 6-K consists of: A press release issued by Axcan Pharma Inc. on January 22, 2004, entitled "Axcan Pharma Reports Positive Pre-IND Meeting for ITAX-Functional Dyspersia Phase III Studies to be Initiated upon IND Filing."

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            AXCAN PHARMA INC.

Date: January 22, 2004                      By:     /s/ Jean Vezina
                                                    ------------------
                                            Name:    Jean Vezina
                                            Title:   Vice-President, Finance and
                                                     Chief Financial Officer

[AXCAN LOGO]                                        AXCAN PHARMA, INC.

                                                    597, boul. Laurier
                                                    Mont-Saint-Hilaire (Quebec)
                                                    Canada J3H 6C4

                                                    Tel:  (450) 467-5138
                                                    1 (800) 565-3255
                                                    Fax:  (450) 464-9979

                                                    www.axcan.com

SOURCE:                                                        AXCAN PHARMA INC.

TSX SYMBOL (Toronto Stock Exchange):                                         AXP
NASDAQ SYMBOL (Nasdaq National Market):                                     AXCA

DATE:                                                           January 22, 2004
Press Release for immediate distribution

            AXCAN PHARMA REPORTS POSITIVE PRE-IND MEETING FOR ITAX - FUNCTIONAL DYSPEPSIA PHASE III STUDIES TO BE INITIATED UPON IND FILING

MONT SAINT-HILAIRE, Quebec - Axcan Pharma Inc. ("Axcan" or the "Company") today announced the outcome of the meeting it held with the U.S. Food and Drug Administration ("FDA") on January 20, 2004, regarding ITAX (itopride hydrochloride). This meeting was held in preparation for the filing of an Investigational New Drug ("IND") for ITAX in the treatment of functional dyspepsia (also known as non-ulcer dyspepsia). During this meeting with the FDA's division of Gastrointestinal and Coagulation Drug Products, the FDA endorsed Axcan's proposal to conduct two Phase III pivotal double-blind, placebo controlled clinical studies to demonstrate the safety and efficacy of ITAX in the treatment of functional dyspepsia.

After reviewing the data currently available on ITAX, the FDA agreed that no additional Phase II studies were required. Axcan therefore expects to commence the Phase III studies in the second half of fiscal 2004 after filing an IND application. Assuming positive outcomes, the Company expects to submit a New Drug Approval ("NDA") for the treatment of functional dyspepsia in the latter part of 2005 and obtain approval in fiscal 2006.

"We are extremely pleased with the outcome of this meeting. ITAX represents a major advancement for Axcan and we believe this further demonstrates the depth of our product pipeline and development capabilities. We are particularly happy with the fact that the FDA agreed that no further Phase II studies are required," said Francois Martin, Senior Vice President, Scientific Affairs of Axcan. "A large number of patients could benefit from the availability of a gastroprokinetic drug such as ITAX. With the anticipated initiation of the Phase III trial for ITAX, we will take a major step closer to providing this important therapy to patients," he concluded.


CLINICAL PROGRAM - FUNCTIONAL DYSPEPSIA

Axcan plans to conduct two Phase III studies involving a total of 600 patients. Each of these studies will assess the efficacy of ITAX 100 mg tablets in the treatment of functional dyspepsia. Functional dyspepsia is a diagnosis of exclusion (diagnosis made by excluding those diseases to which only some of the patient's symptoms might belong, leaving one disease as the most likely diagnosis). Consequently Axcan will not include patients with organic etiologies of upper abdominal pain or discomfort (e.g. peptic ulcer disease, gastric or esophageal neoplasms, gastroesophageal reflux disease, biliary cholic, chronic pancreatitis, Helicobacter pylori infection or alcohol or drug-induced dyspepsia) in either Phase III study.

The primary endpoint that will be used to measure efficacy will be the assessment of abdominal symptom relief. The secondary endpoint will consist of changes in the clinical condition of patients undergoing ITAX or placebo therapy.

In order to evaluate the safety of ITAX, Axcan will monitor adverse drug reactions and conduct standard laboratory measurements. In addition, the Company plans to include repeated 12 lead electrocardiograms as part of its Phase III protocols, in order to confirm the absence of cardiac adverse events, as observed in the ITAX Phase I and Phase II studies.

According to the International Conference on Harmonisation guidelines, prior to a New Drug Application filing, Axcan will be required to accumulate data on a total of 1,500 patients exposed to ITAX, including those who have already been included in previous studies.

ABOUT ITAX

ITAX is a patented oral gastroprokinetic drug with antiemetic properties for the treatment of gastrointestinal symptoms caused by reduced gastrointestinal motility that Axcan licensed from Abbott Laboratories in September 2003. If approved, it would represent an attractive alternative treatment strategy for patients with functional dyspepsia.

Functional dyspepsia, a disorder of the upper gastrointestinal system, affects up to 25% of the US population annually and accounts for up to 5% of all visits to primary care physicians (Talley et al Gastroenterology 1992:102;1259-1268).

If ITAX is approved by the FDA for the treatment of functional dyspepsia, management believes that within 3-5 years after full launch, sales of ITAX could generate annual revenue of approximately U.S. $200-300 million and have a significant impact on net earnings.

Axcan is a leading specialty pharmaceutical company involved in the field of gastroenterology. The Company markets a broad line of prescription products sold for the treatment of symptoms in a number of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to cystic fibrosis. Axcan's products are marketed by its own sales force in North America and Europe. Its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the NASDAQ National Market under the symbol "AXCA".

"Safe Harbor"  statement under the Private  Securities  Litigation Reform Act of
--------------------------------------------------------------------------------
1995.
-----

To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA regulatory approval, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission and the Canadian Securities Commissions. No assurance can be given that health authorities will provide approval in a timely manner or that expected revenue would be realized.

In particular, the projected revenue level of ITAX after full launch would be reduced significantly if the FDA regulatory approval was not obtained. If ITAX secures regulatory approval, full commercial launch may require more time than expected. Axcan declines any obligation to update any forward-looking statement contained herein.

The name ITAX appearing in this press release is a trademark of Axcan Pharma Inc. and its subsidiaries.

INFORMATION:               David W. Mims
                           Executive Vice President and Chief Operating Officer
                           Axcan Pharma Inc.
                           Tel: (205) 991-8085 ext. 223

or                         Isabelle Adjahi
                           Director, Investor Relations
                           Axcan Pharma Inc.
                           Tel: (450) 467-2600 ext. 2000

                           www.axcan.com